UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
Amendment No. 5
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CHARTER COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))
CCHC, LLC, CCH II, LLC
AND CCH II CAPITAL CORP.
(Name of Filing Persons (Offerors)

5.875% Convertible Senior Notes due 2009 (Title of Class of Securities)	16117MAE7 and 16117MAD9 (CUSIP Number of Class of Securities)
Grier C. Raclin
Executive Vice President, General Counsel and Corporate Secretary
12405 Powerscourt Drive
St. Louis, Missouri 63131
(314) 965-0555
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
With Copies to:
Dennis J. Friedman
Barbara L. Becker
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
(212) 351-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☑	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 5 to the Third Party Tender Offer Statement on Schedule TO amends and supplements the Third Party Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 11, 2006 (as amended by Amendment No. 1 filed on August 11, 2006, Amendment No. 2 filed on August 28, 2006, Amendment No. 3 filed on August 30, 2006 and Amendment No. 4 filed on September 11, 2006) by CCHC, LLC, a Delaware limited liability company (“CCHC”), CCH II, LLC, a Delaware limited liability company (“CCH II”), and CCH II Capital Corp., a Delaware corporation (“CCH II Capital” and together with CCHC and CCH II, the “Offerors”), that relates to an offer to pay up to $187,987,500 in cash, 45,000,000 shares of Charter Communications, Inc. (“Charter”) Class A Common Stock, par value $0.001 (the “Class A Common Stock”) and $146,250,000 principal amount of the 10.25% Senior Notes due 2010 issued by CCH II and CCH II Capital (the “CCH II Notes”), to holders of up to $450,000,000 of Charter’s $862,500,000 principal amount outstanding 5.875% Convertible Senior Notes due 2009 (the “Convertible Notes”) who elect to exchange their Convertible Notes upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated August 28, 2006 (as the same may be amended or supplemented from time to time, the “Exchange Offer Prospectus”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which are part of the Registration Statement on Form S-4, as amended, dated August 28, 2006 (SEC File No. 333-136508 the “Registration Statement”) filed by Charter Communications, Inc., CCH II and CCH II Capital and are incorporated by reference herein.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)	Exchange Offer Prospectus, dated September 13, 2006 (incorporated by reference to the Exchange Offer Prospectus filed pursuant to Rule 424(b)(3) on September 13, 2006).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CCHC, LLC

	By:	CHARTER COMMUNICATIONS, INC., as Manager

	By:	/s/ Kevin D. Howard
	Name:	Kevin D. Howard
	Title:	Vice President and Chief Accounting Officer

CCH II, LLC

	By:	CHARTER COMMUNICATIONS, INC., as Manager

	By:	/s/ Kevin D. Howard
	Name:	Kevin D. Howard
	Title:	Vice President and Chief Accounting Officer

CCH II CAPITAL CORP.

	By:	/s/ Kevin D. Howard
	Name:	Kevin D. Howard
	Title:	Vice President and Chief Accounting Officer

Dated: September 13, 2006

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